SECURITIES AND EXCHANGE COMMISSION
				                       Washington, D.C. 20549



					                            FORM - 6K


	                      			REPORT OF FOREIGN ISSUER
			                PURSUANT TO RULE 13A-16 OR 15D-16 OF
		                 THE SECURITIES EXCHANGE ACT OF 1934


			            For the nine months ended September 30, 1997


	                 		CHINA ENERGY RESOURCES CORPORATION
			       (Exact name of Registrant as specified in its charter)


	                     			British Virgin Islands
			          (Jurisdiction of incorporation or organization)

	  Citco Building, Wickhams Cay          		c/o Arimoto, Ogasawara & Mo
   P.O.  Box 662, Road Town		              276 Fifth Avenue, Suite 703
  	Tortola, British Virgin Islands		       New York, NY 10001
				            (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		Form 20-F	__X__			Form  40-F	______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

		Yes		______			No		__X___


If  "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b).	Not applicable




TABLE OF CONTENTS

                                                         										Page




SELECTED FINANCIAL DATA                                              3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS                                          6

UNAUDITED FINANCIAL STATEMENTS

		Unaudited consolidated statements of operations for the
  nine months ended September 30, 1997 and 1996  			               	10

  Unaudited consolidated balance sheets at September 30, 1997
  and 1996                                                         	11

  Unaudited consolidated statements of stockholders' equity
  for the nine months ended September 30, 1997 and 1996           		13

 	Unaudited consolidated statements of cash flows for the
  nine months ended September 30, 1997 and  1996  			             		14

 	Notes to unaudited consolidated financial statements 		          	16

SIGNATURE		                                                  							26




SELECTED FINANCIAL DATA

Summary Financial and Operating Data

The selected information set forth below should be read in conjunction with the unaudited consolidated financial statements of the Company included in this Report. The Company prepares its financial statements in accordance with U.S. GAAP.

China Energy Resources Corporation ("the Company") was incorporated for the sole purpose of holding 100% of the capital stock of China Coal Mining (B.V.I.) Co. Ltd. ("CCM") and being the surviving entity of the merger with Jackson Holding Corp. ("JHC").

CCM, which was incorporated on August 18, 1995, entered into the joint venture which created Mishan Hua Xing Coke Limited ("the Operating Company") on September 16, 1995. The Company was subsequently incorporated on March 15, 1996 to be the sole shareholder of CCM. All of the Company's operations are conducted through its operating subsidiary, CCM, and in turn through CCM's interest in the Operating Company. As a result, the Company's operations and financial condition depend entirely upon the Operating Company's results of operations and financial condition.

The Operating Company has two wholly-owned coal refining operations, MCCF and QCCF. The Operating Company derives its revenues principally from two lines of business within the PRC's coal industry: (1) the production and sale of metallurgical coke to steel mills and machinery manufacturers; and (2) the production and sale of steam coal to power plants, with all of such sales to customers located in the PRC.

MCCF

MCCF engages primarily in the production and sale of metallurgical coke.
MCCF completed its steam coal preparation facility in 1993. Subsequently, in 1995, MCCF completed construction of an additional production facility to process steam coal into metallurgical coke and foundry coke. This facility has been designed for annual production capacities of approximately 200,000 tons of steam coal, approximately 85,000 tons of metallurgical coke and approximately 56,000 tons of foundry coke. Improvements to the facility, which cost approximately $3,000,000 were financed through an unsecured loan by a local PRC bank at a fixed term rate of 15.3%. These improvements enabled MCCF to produce metallurgical coke and foundry coke which it was unable to do prior to such improvements. Presently, the main product of the MCCF plant is metallurgical coke.

On June 20, 1995, the Mishan City Municipal Government granted MCCF exclusive underground rights to mine coal from certain coal reserves located in Mishan City, within Heilongjiang Province, PRC. MCCF's mining rights were granted on June 20, 1995 and continue in force for 100 years. MCCF is not presently involved in the mining of these reserves due to the lack of
funds available for this purpose.   MCCF has been engaged in conducting mine
site surveys, clearing the surface of potential mine entrance sites, performing geological surveys and preparing mining plans. The Company believes that these activities will enable MCCF to begin its mining operations as soon as practicable after sufficient funds are available. The costs associated with mining preparation work have been capitalized as part of MCCF's coal mine use rights.

QCCF

QCCF engages in the production and sale of steam coal. The QCCF factory was constructed in 1993 and employs the "air-heavy medium fluid bed" dry process of coal preparation, which management believes is a leading production technology worldwide and is appropriate for production in cold and dry
regions such as the region where QCCF's factory is located.   QCCF's annual
production capacity is approximately 750,000 tons of steam coal.





Following are certain operating results, set forth separately, of the Company,
MCCF and QCCF.  These operating results form the basis for the unaudited
Consolidated Statement of Operations Data for the Company.
						                                             	Nine 	    		Nine
							                                             Months      Months
The Company:						                                  Ended		    	Ended
Statement of Operations Data (Unconsolidated):	   	 9/30/96			   9/30/97
							                                            (amounts in thousands)
Net Sales						                                     $    -     		$    -

                                                   ----------   	----------
Total revenue                                            -           -
Cost of sales					                                       -           -
							                                            ----------    ----------
Gross profit						                                       -		         -
Selling, general and administrative expenses			          -		   	   (638)
							                                            -----------   ----------
Operating loss					                            	         -	        (638)
Interest expenses					                                   -         (427)
Other income						                                       29          84
							                                            -----------   ----------
Income/(loss) before income taxes and
  minority interest                                      29	       (981)
Income tax						                                         -           -
					                                              ----------  	 ----------
Income/(loss) before minority interest		                 29        (981)
Minority interest						                                  -	          -
						                                             ----------    ----------
Net income/(loss)						                             $    29		    $ (981)
							                                            ==========    ==========

			                                               				Nine			     Nine
							                                               Months		    Months
MCCF: 							                                         Ended	      Ended
Statement of Operations Data:				                     9/30/96		  	9/30/97
							                                             (amounts in thousands)
Net Sales						                                     $    244      $   873
Subcontracting income					                               414          363
					      		                                       ---------   ----------
Total revenue						                                      658        1,236
Cost of sales						                                     (546)        (945)
							                                             ----------  ----------
Gross Profit						                                       112          291
Selling, general and administrative expenses		          (139)        (432)
							                                             ----------   ---------
Operating loss           			                             (27)        (141)
Interest expenses						                                  (96)	       (165)
Other income					                                          -           16
							                                             ---------   ----------
Loss before income taxes and minority interest		        (123)		 	    (290)
Income tax			                                              - 	 		       -
							                                             ---------   ----------
Loss before minority interest                           (123)		 	    (290)
Minority interest						                                   25  		       58
							                                             ---------   ---------
Net loss					                                        $   (98)      $ (232)
							                                             =========   =========





                                                    		Nine  			  Nine
							                                               Months 	   Months
							                                               Ended 			  Ended
QCCF:							                                          9/30/96  	 9/30/97
Statement of Operations Data:                       (amounts in thousands)

Net Sales				                                         $ 5,788    $ 5,281
							                                               --------   -------
Total revenue						                                     5,788	     5,281
Cost of sales						                                    (3,871)    (3,345)
							                                              ---------	  -------
Gross profit						                                      1,917 	    1,936
Selling, general and administrative expenses		           (356)      (451)
							                                              ---------   --------
Operating income		                                      1,561		    1,485
Interest expenses	                                       (187)      (101)
other income						                                          4          1
							                                               ---------	 ---------
Income before income taxes and minority interest	       1,378		    1,385
Income tax						                                           -          -
							                                               ---------  --------
Income before minority interest	                 			    1,378		    1,385
Minority interest						                                  (276)	     (277)
							                                               ---------  ---------
Net income	                             				          $ 1,102  		$ 1,108
						                                               	=========  ========



Operating Company:
                                       							Product Mix and Sales Volume
                                                  Nine Months Ended
							                                             9/30/96	    	9/30/97

Metallurgical coke:
  Sales volume (in tons)					                        6,277      	16,842
  Average sales price per ton				                   $37.47		    	$38.58
  Average production cost per ton				               $72.66	     	$44.09

Steam coal:
  Sales volume (in tons)		                      			369,390		   	273,955
  Average sales price per ton				                   $15.67		   	$ 19.28
  Average production cost per ton				               $10.48	   		$ 12.21


Exchange Rate Information

The following table sets forth the applicable exchange rate used for the presentation of financial information in this Report and in the financial statements presented herein:

	Period Ended				          Exchange Rate

	September 30, 1996			     US$1.00 = Rmb8.2892
	September 30, 1997			     US$1.00 = Rmb8.2728




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations - Nine months ended 9/30/97 Compared to nine months ended 9/30/96

Net sales - Net sales is recorded as gross sales less returns and discounts. Net sales slightly increased from $6,032,000 in the nine months ended 9/30/96 to $6,154,000 in the nine months ended 9/30/97.

MCCF terminated the subcontracting agreement on March 31, 1997 and resumed the production and sales of metallurgical coke during the second quarter of 1997. In order to alleviate the immediate problem of obtaining the necessary transportation capacity, MCCF sold most of the finished products at the production point to the subcontracting party which in turn sold to its customers using its own transportation capacity. Since April of 1997, MCCF has been building up customer base and arranging for transportation capacity which is the key element for making sales. MCCF produced a total of 16,842
tons of metallurgical coke for the nine months ended 9/30/97.    The unit
sales price was slightly increased from $37.47 in the nine months ended 9/30/96 to $38.58 in the nine months ended 9/30/97 due to the improvement in the quality of the product. The production level of MCCF in the nine months ended 9/30/97 was below the normal operating level due to lack of working capital.

QCCF's sales of steam coal decreased from $5,788,000 in the nine months ended 9/30/96 to $5,281,000 in the nine months ended 9/30/97 due to the shortage of transportation capacity in May 1997. The local government utilized all of the transportation capacity to transport agricultural products because the harvest was better than expected. The transportation capacity was still in short supply during the third quarter of 1997. Although QCCF sold approximately 95,000 tons less steam coal when compared to the nine months ended 9/30/96, its sales price increased 23% due to stricter quality control of coal inspection and testing processes which resulted in higher customer satisfaction and fewer discounts and rebates. Sales to Mudanjiang No. 2 Power Plant represented 72% of the Company's total net sales in the nine months ended 9/30/97. Sales to Mudanjiang amounted to 236,000 tons in the nine months ended 9/30/97 as compared to 295,000 tons in the nine months ended 9/30/96. Such decrease was due to shortage of transportation capacity.

Cost of sales - The cost of coal sales includes the cost of raw material, direct labor and benefits, depreciation, transportation and manufacturing overhead.

MCCF's average unit cost of producing metallurgical coke decreased 39% from $72.66 in the nine months ended 9/30/96 to $44.09 in the nine months ended 9/30/97 due to economy of scale arising from increased production volume of metallurgical coke.

QCCF's average unit cost of producing steam coal increased moderately from $10.48 in the nine months ended 9/30/96 to $12.21 in the nine months ended 9/30/97. The increase was attributed to increases in labor and benefits and depreciation which was offset by a decrease in raw material and transportation cost.

Gross Profit - Gross profit increased 10% from $2,029,000 in the nine months ended 9/30/96 to $2,227,000 in the nine months ended 9/30/97. The increase was primarily attributable to : (1) MCCF gross profit on sales of coke products increased by 76% as the production and sales increased by 258% and
(2) QCCF's gross profit increased by a moderate 1% due to shortage of transportation capacity. The increase was offset by a decrease of 12% in MCCF's subcontracting income.

Selling, general and administrative expenses - Selling, general and administrative expenses increased to $1,521,000 in the nine months ended 9/30/97 from $495,000 in the nine months ended 9/30/96. The increase of $1,026,000 is mainly attributable to (1) write off of uncollectible receivables and transportation vehicles of $221,000 in MCCF and its salary increased by $69,000; (2) the Company incurred an additional $566,000 administrative and professional expenses associated with increased reporting obligations of the Company and advances of $109,000 to the officer was written off and (3) salary and benefits of QCCF increased by 29.6%, approximately $37,000, as management provided incentives to employees. The management of QCCF continues to exercise a tighter control over office and administrative expenditures.

Interest expenses - Interest expenses increased 145% to 93,000 in the nine months 9/30/97 from $283,000 in the nine months ended 9/30/96 for the following reasons: (1) the Company incurred additional $427,000 interest expenses on the $6,122,500 convertible notes; (2) MCCF repaid $363,000 bank loan in second quarter of 1997; one lender lowered its monthly interest rate from 25% to 15% as a result of government policy, this lender has not agreed to waive the interest for the nine months ended 9/30/97 whereas they did in the nine months ended 9/30/96. All of these resulting in a net increase of $49,000 in interest expenses incurred by MCCF. The increase was partially offset by a decrease in QCCF's interest expenses of $86,000 as they paid down $648,000 loan on March 31, 1997.

A local bank continued its one-time waiver of interest expenses owed by MCCF. The amounts of forgiven interest were $108,000 in the nine months ended 9/30/97 and 125,000 in the nine months ended 9/30/96. Commencing October 1, 1995, the Mishan City government agreed to share one-half of the interest owed by MCCF on certain long-term interest bearing loans. The government's share of interest expenses was $131,000 in the nine months ended 9/30/97 and $148,000 in the nine months ended 9/30/96. This agreement expires on December 31, 1997. Interest expense was $250,000 for the nine months ended 9/30/97 and $344,000 for the nine months ended 9/30/96 on the interest free loan from CCM's joint venture partner at the rate of 16% per annum. Such interest was capitalized as part of MCCF's coal mine use rights.

Income taxes - Substantially all of the Company's current profits accrue in the PRC where the applicable tax rate is currently 33%. However, pursuant to the PRC Income Tax Law, the Operating Company is exempt from income tax for its first two profitable years. This two-year "tax-holiday" was to begin with the first profitable year of the Operating Company, measured from its formation on September 16, 1995. For the following three years, the Operating Company will pay income tax at a rate of one-half of the then current tax rate. There is no tax payable in the British Virgin Islands on dividends paid to CCM and the Company by any of their subsidiaries or factories. Therefore, there was no provision for income tax for the nine months ended 9/30/97 and 9/30/96.

Net Income - Net income before minority interest decreased from $1,284,000 in the nine months ended 9/30/96 to $114,000 in the nine months ended 9/30/97. The decrease was attributable to (1) additional interest expenses for the convertible notes of $427,000; (2) write off of uncollectible receivables and transportation vehicles of $330,000 and (3) increase in professional and administrative expenses of $566,000 in connection with the reporting requirements of the Company which were partially offset by (4) a higher selling price was realized on the steam coal resulting from better quality control in QCCF.

Liquidity and Capital Resources

As a holding company, the Company's only sources of cash flow are dividends, if any, paid by the Operating Company and retained net proceeds from its Regulation S offerings of securities. The Company believes that such sources of cash flow are sufficient to fund its operating expenses except for MCCF.

After the Company raised $6,122,500 of convertible notes in November 1996 and January 1997, $4,500,000 out of the net proceeds of $5,400,000 was remitted to be used in the operations of the two factories: MCCF and QCCF.
As of September 30, 1997, $1,977,000 was used to purchase raw material, working capital and secure transportation capacity for MCCF, $363,000 was used to commence the survey on the coal mine reserve and $648,000 was used to pay down the bank loan incurred by QCCF to reduce interest expenses.

Due to the lack of working capital, in June 1996, operations of the MCCF plant was subcontracted to a company under the control of the PRC's Ministry of Coal to maintain the production facility and its workers. Following the receipt of additional working capital in early 1997, this subcontract was terminated on March 31, 1997 and the management resumed the operations of MCCF. Due to the inability to collect account receivable, MCCF was in shortage of working capital beginning the month of October 1997.

As of September 30, 1997, MCCF had $2 million in short-term loans and
$967,000 in long-term loans.   MCCF has not incurred any additional bank
loans since 1995.

QCCF has generally satisfied its working capital requirements, capital expenditures and scheduled debt repayments from its operating cash flows. Due to improved credit controls and trade receivable collection procedures, management believes that cash generated from operations will continue to be sufficient to meet QCCF's working capital requirements, planned or anticipated capital expenditures, scheduled debt repayments and other financial commitments. As of September 30, 1997, QCCF had $967,000 in short-term loans and no long-term debt.

Both factories incurred, on an average, 17% on its short-term loans and 14% on its long-term borrowings in 1997.

Capital Expenditures

The two factories spent $165,000 in the nine months ended 9/30/97 to modernize its older coal production facility and improve productivity.

MCCF is currently reviewing the amount of capital improvement needed to improve its foundry coke production facility which management believes should be commenced as soon as possible. Such review is conducted by the Beijing Research Institute of Coal Chemistry, a leading consulting firm in the China coal industry, together with John T. Boyd Company. The Chairman of the Institute is a director of the Company.

Financing Activities

In November 1996 and January 1997, the Company raised net proceeds of approximately $5,400,000 through an offering of convertible notes and warrants in an exempt transaction pursuant to Regulation S under 1933 Act. The convertible notes and warrants are referred to hereinafter as the "Notes" and the "Warrants." The aggregate principle amount of Notes issued was $6,122,500. Based on a conversion price of $3.50 per share of Common Stock, the Notes were convertible at the time of issuance into an aggregate of 1,749,293 shares of Common Stock. In connection with the purchase of a Note, each purchaser was issued Warrants exercisable for the same number of shares of Common Stock into which such purchaser's Note was convertible. Including Warrants issued in payment of offering-related fees, the Company issued Warrants exercisable for an aggregate of 1,894,150 shares of Common Stock based on an exercise price of $3.50 per share of Common Stock at the time of issuance.

As of September 30, 1997, Notes in the aggregate amount of $2,885,000 and related accrued interest has been converted into Common Stock based on the conversion price of $3.50 per share. The Company issued 828,644 shares of Common Stock as the result of the conversion during the first half of 1997. Total Common Stock outstanding as of September 30, 1997 was 3,248,494.

In addition, the Company issued 64,000 Options to a consulting firm on July 22, 1997 with an exercise price of $5.00 per share that vest over a period of two years.

Major Events

Mr. Li Hong Wu, the Chairman of the Board and President of the Company, passed away on October 12, 1997 after a brief illness. The Board of Directors appointed Gongquan Wang, age 37, as Chairman of the Board and President of the Company. Mr. Wang has served as Chairman and President of Vantone International Group (`VIG') since 1994. VIG is affiliated with Vantone Enterprise Group in China, for which Mr. Wang serves as Honorary Chairman of the Board, founding President, major shareholder and Executive Director of the Executive Committee.

Soon after the death of Mr. Li, the Company performed an internal audit of its accounts. The internal audit reuslted in the discovery of a questionable payment in the amount of $285,562. The payment has been traced as follows: on March 31, 1997 the Company made a working capital payment in the amount of $285,562 to its joint venture, Mishan Hua Xing Coke Ltd.("MHXC"). On April 4, 1997 MHXC, at the instruction of Mr. Li, transferred all of the funds into a account in the name of Shanghai Trust and Investment Co. at Industrial and Commercial Bank of China-Shanghai Branch, however this account was within the personal control of Mr. Li and not within the control of the Company or its subsidiaries or joint venture. It is believed that Mr. Li then transferred those funds to his personal accounts and possibly to members of his family. MHXC together with the Mishan City Government are in the process of commencing proceedings in the PRC to recover the funds from Mr. Li's estate and his family. No adjustment has been made with respect to this item to the Company's financial statement as of September 30, 1997.

The Company engaged John T. Boyd Company, a mining and geological consulting firm based in Pittsburgh to evaluate the coal mine reserve and the coke production facility of MCCF. The result will be used as a guide to assist the management to formulate its plan to commence the mining operations as well as to increase the efficiency of the plant.

The Company engaged The Equity Group Inc. as its investor relations counsel.

Mr. Ren Guanxun resigned from all of his posts at the Company and its subsidiaries as of July 1997. Mr. Li Pei Cheng replaced Mr. Ren in August 1997 as the General Manager of MCCF. Mr. Li is a effective manager and the management believes that he will quickly bring MCCF into a profitable self-sustained business.




                  			CHINA ENERGY RESOURCES CORPORATION
		             UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
       	    FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
		               (Amounts in thousands except per share amounts)


                  					                        	     Nine months ended
								                                         September	     September
								                                         30, 1997     		30, 1996

Net sales							                                 $   6,154		    $  6,032
Subcontracting income (note 1)				    	                363  		       414
							                                           	_______	     	_______
Total revenue							                                 6,517	        6,446
Cost of sales						    	                            (4,290)	      (4,417)
								                                           _______	      _______
Gross profit							                                  2,227         2,029
Selling, general and administrative expenses			     (1,521)         (495)
								                                            _______	      _______
Operating income						                                 706         1,534
Interest expense							                               (693)         (283)
Other income							                                    101            33
								                                            _______	      _______
Income before minority interests					                  114    		   1,284
Minority interest							                              (219)         (251)
								                                            _______	      _______
Net(loss)/income							                             $ (105)       $1,033
								                                            _______	      _______
Earnings per share - Basic                          $(0.04)	      $ 0.60

                                                    _______	      _______

Weighted average number of shares outstanding
     - Basic 		                                      2,905		       1,730
							       	                                     _______      	_______


See accompanying notes to unaudited consolidated financial statements.




                			CHINA ENERGY RESOURCES CORPORATION
           		     UNAUDITED CONSOLIDATED BALANCE SHEETS
				                  SEPTEMBER 30, 1997 AND 1996
		            (Amounts in thousands except per share amounts)

	    				                                	    		September 30,  September 30,
					    			                                        1997		         1996
ASSETS

Current assets:
Cash and cash equivalents						                   $   914		      $    60
Accounts receivable, net of allowance for
doubtful accounts of $304 	                         3,028		        3,069
Inventories (note 5)						                          5,158          3,484
Prepayments, prepaid expenses, and other assets       843		        1,579
Amount due from related party	                   		 1,397              -
						 	                                          	_______	       _______
Total current assets						                         11,340	    	    8,192
Property, plant and equipment, net (note 6)				    18,103		       17,936
Value added taxes receivable (nte 7)				                -            133
Other assets							                                   412  	           5
								                                           _______	      _______
 Total assets							                              $ 29,855	     $ 26,266
								                                           _______	      _______
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Short-term borrowings (note 8)					               $  2,513		    $  3,038
Current portion of long-term debt (note 9)				         484 	         301
Accounts payable 						                              1,039         1,880
Other payables							                                1,344    	    1,634
Value added taxes payable						                        340		           -
Plant construction payables					                       183		         183
Amount due to PRC joint venture partner				            279		         806
Accrued payroll and employee benefits				              427		         379
Accrued interest							                              1,787   		    1,466
Other accrued liabilities						                        239		         114
								                                           _______	      _______
 Total current liabilities                           8,635		       9,801
Long-term debt (note 9)
  Related parties							                             2,095   		    3,370
  Other								                                        967    	    1,508
Convertible notes (note 10)					                     2,300	            -
Minority interests                                   2,603		       2,276

Commitments and contingencies (note 12)

Stockholders' equity:
Preferred share, $0.01 par value, 2,000,000 shares
  authorized, no share issued and outstanding				       -  	          -
Common stock, $0.01 par value, 5,000,000 shares
  authorized, 3,248,494 (1996: 2,399,850) shares
  issued and outstanding	                               32   	        24
Additional paid-in capital					 	                   11,726		       7,911
Retained earnings 						                             1,497    	    1,376
		                                                  ______	      _______
Total stockholders' equity                          13,255		       9,311
		 						                                           _______     	_______
  Total liabilities and stockholders' equity		   	$ 29,855		    $ 26,266
							                                             _______	     _______

See accompanying notes to unaudited consolidated financial statements.




                 			CHINA ENERGY RESOURCES CORPORATION
 			                STATEMENTS OF STOCKHOLDERS' EQUITY
			                        (Amounts in thousands)


	                                                            								 	Total
							                                        Additional  	          stock-
				                           Common stock    	paid-in   Retained	 	holders'
	  			                         Shares	Amount    capital	 	earnings		  equity

Issue of shares on establishment
  of China Coal  (note 1)      	2,290 	$  23	  	$ 7,864 	  	  $   - 	 $ 7,887
Net income			                       - 	    -          -         346       346
	                 		            ______  _____	   _______	     ______  _______
Balance at December 31, 1995	   2,290	    23      7,864	        346	    8,233

Merger with Jackson (note 1)      110      1	        47	         (2)       46
Amount created on issuance of
  convertible notes	 	              -      -      2,619 	         -     2,619
Net income			                       -      -          -  	    1,258     1,258
			                             _____	  _____	   _______	    ______  	_______
Balance at December 31, 1996	   2,400	 $  24  	$ 10,530		  $  1,602		$ 12,156

Issue of shares for the
  convertible notes  		           824      8      1,196	          -     1,204
Issue of shares for interest
  accrued on the convertible
  notes in above            			    24		    -		        -	          -         -
Net loss			       	                 -	    	-          -        (105)     (105)
			                            _______   _____	  _______	    ______    ______

Balance at September 30, 1997 	3,248	  $  32	  $  11,726   $  1,497   $13,255
	                 		          ======   =======   =======     ======    ======

See accompanying notes to unaudited consolidated financial statements




                		CHINA ENERGY RESOURCES CORPORATION
		           UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
	          FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996
                      			 (Amounts in thousands)

    		                                   						      Nine months ended
								                                             September 	September
								                                              30,1997  	 30,1996
Cash flow from operating activities:
Net loss				                                         	$ (105)    $ 1,033
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Minority interest						                                219         251
  Bad debt provisions						                               93           -
  Depreciation and amortization					                     599         275
  Fixed assets written off					                           87           -
  Changes in assets and liabilities:
    Accounts receivable						                         (1,877)       (354)
    Inventories							                                (2,086)	      (517)
    Prepayments and other assets					                    294		      (535)
    Amount due from related party	 				               (1,397)          -
    Other assets						                              	   (492)          -
    Accounts payable						                               321	        247
    Customer deposits						                             (168)	      (250)
    Other payables							                               (485)         92
    Value added taxes payable/receivable				             507		        87
    Plant construction payables					                    (251) 		    (605)
    Amount due to PRC joint venture partner				            1	          -
    Accrued payroll and employee benefits				            118		        77
    Accrued interest						                               886	        (15)
    Other accrued liabilities					  	                    231	         74
								                                              _______    	_______
Net cash (used in)/provided by operating activities   (3,505)       (140)
		     		                                        				 _______    	_______
Cash flow from investing activities:
  Purchase of property, plant and equipment             (778)		     (569)
  								                                            _______	    _______
Net cash used in investing activities
                                                        (778)       (569)
								                                              _______	    _______
Cash flow from financing activities:
  Increase in long-term debt from related parties			      37 	       509
  (Repayment)/increase in long-term debt from other	    (357)          5
  Increase/(repayment) in minority interests				           7	        (84)
  (Repayment)/increase in short-term borrowings - net		 (595)         70
  Decrease in convertible notes					                     (47)          -
  Issuance of common stock					                        1,204          48
								                                              _______    	_______
Net cash provided by financing activities				            249 	 	     548
								                                              _______	     _______
Increase in cash and cash equivalents                 (4,034)	      (161)
Cash and cash equivalents at beginning of period			    4,948		       221
								                                              _______      _______
Cash and cash equivalents at end of period			        $   914      $   60
								                                              _______	     _______

Supplementary disclosures of cash flow information

Cash paid during the period for:

  Interest						                                    	$   137         298



See accompanying notes to unaudited consolidated financial statements




                			CHINA ENERGY RESOURCES CORPORATION
		         NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
			          (Amounts in thousands except per share amounts)


1. ORGANIZATION AND BASIS OF PRESENTATION

China Energy Resources Corporation (the "Company"), a private company incorporated in the British Virgin Islands, was incorporated on March 15, 1996 for the purpose of holding a 100% interest in China Coal Mining (B.V.I.) Co. Ltd. ("China Coal") and to enter into an agreement with Jackson Holding Corp. ("Jackson"), a New York Corporation.

On March 15, 1996 the shareholders in China Coal exchanged their shares in China Coal for shares in the Company. The exchange of shares has been accounted for as a reorganization of entities under common control similar to a pooling of interests. The accompanying financial statements include the combined results and operations and financial position of the Company, China Coal and its 80% held subsidiary for all periods presented.

On March 22, 1996, pursuant to an agreement and plan of merger between the Company and Jackson, Jackson was merged into the Company and the Company issued 109,850 shares of its common stock to the shareholders of Jackson for the entire issued share capital of Jackson. Jackson had been established in 1994 for the sole purpose of acquiring or merging with an unspecified business, and at the time of merger Jackson had no operating assets and had not engaged in any business activities. The transaction has been accounted for as a reverse acquisition.

China Coal, a private company incorporated in the British Virgin Islands, was incorporated on August 18, 1995. Pursuant to a joint venture agreement dated September 16, 1995 between China Coal and Mishan Coal Chemical Holding Company ("the Factory"), China Coal acquired for cash of Renminbi 65,600 (approximately $7,886) an 80% interest in a new joint venture company, Mishan Hua Xing Coke Limited ("MHXC"), incorporated in the People's Republic of China ("PRC"), which has succeeded to the business of the Factory. In conjunction with the agreement the former owner contributed land use rights with a fair value of Renminbi 14,806 (approximately $1,780) and coal mine use right with a contractual value of Renminbi 95,760 (approximately $11,312) to MHXC. The former owner provided an interest free loan of Renminbi 65,760 (approximately $7,906) to MHXC to finance the acquisition of the coal mine use right by MHXC. The coal mine use right and interest free loan are recorded at estimated fair value determined based on the estimated net present value of the interest free loan. The joint venture period is 30 years from the date of formation and may be extended by the unanimous resolution of the board of directors, subject to the approval of the relevant government authorities. The remaining 20% interest in MHXC is owned by the former owner of the Factory. The acquisition has been accounted for as a purchase and the results of the MHXC have been included in the consolidated financial statements since October 1, 1995. The purchase price approximated the estimated fair values of MHXC at the date of acquisition.

MHXC operates two production facilities in Heilongjiang Province, PRC; the Mishan City Coke Factory ("MCCF") and the Qitaihe City Coal Factory ("QCCF"). During 1996 the operation of the MCCF plant was subcontracted to a company under the control of the central government under an agreement where the Company received a subcontracting fee and the other party was entitled to all the revenues from the operations of the plant and was obligated to meet all
the operating expenses of the plant.   For the nine months ended September
30, 1997, the Company received a subcontracting fee of Renminbi 3,000 (approximately $363) and the subcontracting agreement was terminated on March 31, 1997.

2. BASIS OF PREPARATION

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). This basis of accounting differs from that used in the statutory accounts of MHXC, the Company's principal operating subsidiary, which were prepared in accordance with the accounting principles and the relevant financial regulations applicable to Sino-foreign equity joint venture enterprises as established by the Ministry of Finance of China.

The principal adjustments made to conform the statutory accounts of MHXC to U.S. GAAP included the following:

  Adjustment to record the coal mine use right and interest free loan at estimated fair value.

  Adjustment to depreciation expense for property, plant and equipment to reflect more accurately the economic useful life of the assets;

	 Adjustment to recognize interest expense on the accruals basis.

	 Adjustment to recognize sales and cost of sales upon shipment to customers.

	 Adjustment to write back excess provisions made by MHXC.

	 Adjustment to include the attributable share of transportation cost in closing inventories.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation - The consolidated financial statements include the assets, liabilities, revenues and expenses of the Company and its subsidiaries. All material intra-group transactions have been eliminated.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, demand deposits and highly liquid instruments with a maturity of three months or less at the time of purchase.

Inventories - Inventories are stated at the lower of cost, determined by the
average cost method, or market.   Finished goods inventories consist of raw
materials, direct labor and overhead associated with the manufacturing process.

Property, plant and equipment - Property, plant and equipment is stated at cost. Depreciation is provided to write off the cost of property, plant and equipment over their estimated useful lives in equal instalments as follows:

		Land use rights		       	  30-50 years
		Buildings			               8-45 years
		Plant and machinery		      5-20 years
		Transportation vehicles		  5-10 years
		Railway				                50 years

Coal mine use right - Coal mine use right is stated at estimated fair value at date of acquisition determined based on the estimated market value of the interest free loan used to finance the acquisition of the asset plus the costs of preparing the mine site for its intended mining operations.
Interest is capitalised on the coal mine use right during the period in which activities are in progress necessary to get the mine ready for its intended mining operations. As of September 30, 1997 and 1996, aggregated interest and development costs capitalised amounted to $613 and $344 respectively. Amortization is provided to write off the value of coal mine use right over the units extracted compared with estimated total units to be extracted. The coal mine use right and the Company's other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Construction-in-progress represents plant and buildings under construction and includes cost of construction, purchase of plant and machinery and interest arising from borrowings used to finance these assets during the period of construction or installation. No interest was capitalised during
the period.   Construction-in-progress is not depreciated until amounts
are reclassified to property when available for use.

Net sales - Net sales represent the invoiced value of products, net of sales taxes. Sales are recognized when products are shipped to customers.

Foreign currency translation - The consolidated financial statements of the Company are presented in United States dollars. The Company's principal operating subsidiary, MHXC, conducts substantially all its business in Renminbi. Foreign currency transactions of MHXC are translated into Renminbi at the applicable rates of exchange quoted by the People's Bank of China (the "PBOC"), prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi using the applicable PBOC rate prevailing at the relevant balance sheet date. Substantially all the transactions of MHXC are denominated in Renminbi and MHXC did not have any material monetary assets or liabilities denominated in foreign currencies. On consolidation, the assets and liabilities of MHXC are translated into United States dollars at the year end rates of exchange and revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments are included as a separate components of stockholders' equity.

Provisions for doubtful accounts - Provisions for doubtful accounts are established based on management's assessment of the recoverability of accounts receivable.

Repairs and maintenance - Repair and maintenance costs are charged against income in the period in which they are incurred. The expense is allocated to cost of sales and selling, general and administrative expenses.

Income taxes - Deferred income taxes are provided using the liability method. Under the liability method, deferred income taxes are recognized for all significant temporary differences between the tax and financial statement bases of assets and liabilities. The tax consequences of those differences are classified as current or non current based upon the classification of the
related asset or liability in the financial statements.   During the period
there were no significant temporary differences.

Earnings per share - Earnings per share is based on the weighted average number of common stock outstanding during each period, plus, when the effect is dilutive, the common stock equivalents consisting of certain shares subject to issue in connection with the conversion of the outstanding convertible notes and warrants.


4.  	INCOME TAXES

Income is subject to taxation in the various countries in which the Company and its subsidiary operate. The Company is not taxed in the British Virgin Islands where it is incorporated. The components of income before income taxes and minority interest are as follows:

                                                      Nine months ended
								                                              September	 September
								                                              30, 1997 	  30, 1996

British Virgin Islands	                            					$   -    	$    -
China	                                         							     114      1,284
								                                                _______   	_______
								                                                $  114	   $ 1,284
								                                                _______	   _______

A reconciliation of the statutory income tax rate and the effective tax rate is as follows:
                                             								       %	         %
Statutory tax rate in PRC						                            33		       33
Tax holidays and concessions attributable to activities
  in PRC		                                                (33)		     (33)
							                                                 _______   	_______
Effective tax rate							                                   -          -
			                                  				               _______    	_______

The Company's subsidiary, MHXC, which is incorporated in China is subject to Chinese income taxes at the applicable tax rate (currently 33%) on taxable income based on income tax laws applicable to foreign enterprises. Pursuant to the same income tax laws, the subsidiary is fully exempt from Chinese income tax on its manufacturing operations for two years starting from the first profit making year, followed by a 50% exemption for the next three years. The exemptions applicable to these subsidiaries will expire in 1999.


5.	INVENTORIES

Most of the inventory consists of raw materials. The amount of work-in-progress, finished goods and consumables are insignificant.


6. PROPERTY, PLANT AND EQUIPMENT
		                                    						           September 30,
	                                             							1997	       	1996

Coal mine use right					                           	$ 7,338		  $   6,611
Land use rights							                                1,780 		     1,780
Buildings							                                      6,378	 	     6,229
Plant and machinery						                             2,131        1,990
Transportation vehicles	                                902 	        677
Railway                                  								     1,247        1,233
								                                            _______	     _______
	     Total							                                   19,776	      18,520
Less: Accumulated depreciation					                  (2,280)      (1,178)
Construction in progress						                          607 	        594
								                                            _______	      _______
     Total                                 								$ 18,103    	$ 17,936
				                                           				 _______	     _______

The coal mine use right is stated at estimated fair value at date of acquisition determined based on the estimated market value of the interest free loan used to finance the acquisition of the asset plus the costs of preparing the mine site for its intended use. The contractual price of the coal mine use right was $11,312.


7.	VALUE ADDED TAXES RECEIVABLE

Value added tax ("VAT") is applicable to MHXC at a rate of 17% on the gross sales amounts and credit given at the same rate for VAT paid on purchases. The net VAT payable is accounted for to the tax authorities.

In accordance with notices issued by the government authorities, the Factory can deem VAT, at the rate of 14%, to have been paid on the opening inventory amount at January 1, 1995 (the date VAT was introduced) and applied against future VAT payable based on criteria to be agreed with the local authorities. This amount has been established as a receivable. The Company believes that the amount will be recoverable against future VAT payable subject to approval as to timing by the tax authorities.


8.	SHORT-TERM BORROWINGS

Short-term borrowings represent unsecured short-term loans provided by banks and other lenders to the Company's PRC subsidiary.
								                                                    September 30,
         								                                           1997		   1996

Short-term borrowings at the end of period
	                                                         $2,513		  $3,038
Weighted average interest rate on borrowings at end
of period		                                                  17%       17%

Interest rates are determined periodically by the banks and other lenders in consultation with the Company's subsidiary and are normally subject to annual review. There are no formal short-term credit facilities with the banks and short-term borrowings are negotiated on a loan-by-loan basis.


9.	LONG-TERM DEBT
                                               								      September 30,
								                                                   1997		     1996
Long-term debt, which is unsecured, consists of:

Bank loans at fixed interest rates
  (14.04% at September 30, 1997)
Due in 1996		                                         				$   -   $    301
Due in 1997						                                           484        541
Due in 1998							                                          241	       241
Due in 1999							                                          242        242
Due in 2000							                                          242	       242
After 2000							                                           242        242
								                                                 _______	   _______
						                                               		   1,451      1,809
								                                                  _______	  _______
Interest free loan from PRC joint venture partner
Due in 2000							                                           -  	    1,581
Due in 2001                                  							         -       1,581
Due in 2002							                                        1,335      1,581
Due in 2003							                                        1,336      1,581
Due in 2004							                                        1,336      1,582
Due in 2005							                                        1,336         -
Due in 2006							                                        1,336         -
								                                                 _______	   _______
						                                               		   6,679      7,906
Less: notional interest						                             4,584  	   4,536
								                                                 _______   	_______
								                                                  2,095      3,370
							                                                	 _______	   _______
Total	                                         						 	   3,546      5,179
Current portion of long-term debt                           484	       301
								                                                 _______   	_______
Long-term debt, less current portion
                                                         $3,062	   $ 4,878
								                                                 _______   	_______

All long-term bank loans are authorized by the provincial or local governments and are administered by the banks. The Company repaid Renminbi 3,000 (approximately US$363) to the bank on March 31, 1997 .

On December 28, 1996, the repayment of the portion of long-term debt due in 1996 was extended to December 31, 1997.

The interest free loan from the PRC joint venture partner was raised to partially finance the acquisition of the coal mine use right. At the date the loan was obtained it was to be repaid by five equal instalments with each instalment limited to 40% of the income after tax of the relevant year. In 1996 the Company made repayments ahead of the original planned payment schedule and the scheduled repayments of the remaining balance of the loan were rateably amended. In addition, the scheduled repayments were postponed by an agreement dated May 11, 1997 for an additional two years. The loan is stated in the financial statements at the estimated present value calculated based on the annual discount rate of 16%, being the estimated annual interest rate for fixed asset lending in the PRC. This estimate of the market value of the loan is subject to a high degree of uncertainty because there is no market for the loan, the loan is not transferrable and the repayment terms are contingent on future operations of the Company.

With effect from October 1, 1995 the government of Mishan City agreed to share 50 percent of the interest paid by MCCF on the long-term interest - bearing loans and certain short-term borrowings. This agreement expires in December 31, 1997. With effect from 1996 the bank providing the above interest-bearing loan agreed to forfeit the balance of the interest due on the loan. The interest shared by the local government party of $131 and the interest forfeited by the bank of $108 have been netted against interest expense in the statement of operations.


10. CONVERTIBLE NOTES

At September 30, 1997 the Company had outstanding convertible notes with detachable warrant hereof amounting to $2,300 which were issued in 1996 and 1997. These notes carry interest at 8 percent per annum and the principal amount and the accrued interest thereon are payable in 2001.

The holders have the right prior to the payment in full of all principal of and interest on the notes, to convert any outstanding and unpaid principal portion of the notes and accrued interest into fully paid and nonassessable shares of common stock, $0.01 par value per share, of the Company, as such shares exist on the date of issuance of the notes, or any shares of capital stock of the Company into which such shares have been changed or reclassified (the "common stock") at the conversion price as defined in the note. In the event the holders do not convert the entire principal amount of the notes and all accrued and unpaid interest earned thereon before the maturity date, then on that date the Company has the option of compelling the conversion of the notes or paying to the holders the remaining unpaid principal amount of the notes and interest thereon.

The conversion price is subject to a floor price and a ceiling price (as defined in the note agreement) and is equal to 60% of the average closing bid and ask price for the common stock on any securities exchange or other securities market on which the common stock is then being traded, for the ten trading days immediately preceding the conversion date; provided, however, that in the event of a public offering or private placement of securities of the Company, resulting in gross proceeds of at least $10,000, consummated within 18 months of the date of the notes, the floor price shall be adjusted to equal 60 percent of the offering price per share in such an offering; and provided, further, that the floor price, as adjusted, (i) shall never be lower than $3.50 per share (the "floor price") and (ii) shall never exceed $8.50 per share (the "ceiling price"). At any time prior to the date on which the common stock is traded on the American Stock Exchange or other U.S. securities exchange or market, the conversion price for the common stock shall equal $3.50 per share.

The conversion price and number and kind of shares or other securities to be issued upon conversion is subject to adjustment from time to time upon the happening of certain events specified in the note agreement while this conversion right remains outstanding.

The principal amount outstanding on the notes, and all interest accrued and payable thereon, may be prepaid by the Company, in whole but not in part, on or after November 15, 1997; provided that the average closing bid price of the common stock has remained at or above $17.00 per share for thirty consecutive business days; and provided, further, that written notice of prepayment is delivered to the holder not more than sixty days nor less than thirty days prior to the applicable prepayment date. The holder has the right to exercise any conversion rights it may have hereunder until such time as any prepayment is made.

Within ten business days after a holder receives notice from the Company that a qualifying offering has been consummated, the holder may demand in writing that the principal amount outstanding on the note, and all interest accrued thereon, be prepaid by the Company, in whole or in part, but any partial demand shall be in increments of $25. The borrower shall repay the principal amount outstanding on the note, and all interest accrued on payable thereon, within 15 days after receipt of such a notice from the holder.

The holder of the warrant detached to the convertible notes is entitled to purchase from the Company at any time on or after May 14, 1997 or from time to time before 5:00 p.m. on November 14, 1999 fully paid and nonassessable shares of common stock, $0.1 par value per share, of the Company, as adjusted in the event that the following computation results in a greater number of shares: the quotient obtained by dividing the principal amount of the loan from the holder to the Company pursuant to a note from the Company to the holder by the purchase price. The purchase price shall be subject to a floor price and a ceiling price and shall equal 60% of the average closing bid and ask price for the common stock on any securities exchange or other securities market on which the common stock is then being traded, for the ten trading days immediately preceding the date of exercise; provided, however, that in the event of a qualifying offering, the floor price shall be adjusted to equal 60% of the offering price per share in such qualifying offering; and provided, further, that the floor price, as adjusted, (i)shall never be lower than $3.50 per share and (ii) shall never exceed $8.50 per share.


11.	RELATED PARTY TRANSACTIONS

Substantially all of the sales, purchases, raw materials and purchases of ancillary items the Company's PRC subsidiary are with state-owned enterprises. Even though such state-owned enterprises may be regarded as having the same beneficial owner of the PRC joint venture partner of the Company's subsidiary, the PRC central government, such state-owned enterprises are frequently under separate control and do not possess any management, ownership or other interest in each other. As a result, the Company does not view transactions with such state-owned enterprises as constituting related party transactions.


12.	COMMITMENTS AND CONTINGENCIES

During 1996 the Company entered into an agreement with a company under the control of the central government in respect of the Company's Mishan City Coke Factory ("MCCF") whereby MCCF provided equipment, workers and technology and the other party was responsible for all operating costs, other than depreciation, and for all sales and transport of coal. The Company received a subcontracting fee of Renminbi 3,000 ( approximately $363) for the nine months ended September 30, 1997. The agreement was terminated on March 31, 1997.

At September 30, 1997, the Company and its subsidiaries had no contracted capital expenditure.

At September 30, 1997, a subsidiary of the Company has issued a guarantee of $36 to a bank in respect of a loan provided by the bank to a company in PRC.

The Company and its PRC subsidiary do not currently maintain any insurance coverage on the property, plant and equipment owned by the subsidiary. In addition, the Company and the subsidiary do not currently carry any business interruption insurance or any third party liability insurance to cover claims in respect of bodily injury, property or environmental damages arising from accidents on the subsidiary's property or relating to its operations.


13.	FOREIGN CURRENCY EXCHANGE

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The conversion of Renminbi into US dollars and other foreign currencies is based on the rate set by the People's Bank of China, which is set based on the previous day's PRC interbank foreign exchange market rate and with reference to current exchange rates on the world financial markets. The exchange rate at September 30, 1997 was US$1 = Rmb8.2728.

Foreign investment enterprises may generally remit out of the PRC profits or dividends derived from a source within the PRC, subject to the availability of foreign currency. Except for such profits or dividends, remittance out of the PRC by foreign investors of any other amount (including proceeds from a disposition of an investment in the PRC) is subject to the approval of State Administration of Exchange Control and to the availability of foreign currency (at the central government or provincial level). In addition, if there is a deterioration in the PRC's balance of payments or for other reasons, the PRC may impose restrictions on foreign currency remittances abroad. No assurance can be given that the Company's PRC subsidiary will be able or permitted to remit out of the PRC amounts due to the Company.


14.	CONCENTRATION OF CREDIT RISK

The subsidiary's trade receivables in respect of sales on credit terms are subject to a concentration of credit risk with customers in the industrial sectors of steel making, metallurgy, electricity and other heavy industries. In addition, the PRC subsidiary has no formal credit terms and its sales are predominantly to PRC companies. Therefore, the subsidiary's ability to collect its trade receivables is related to the economic conditions in these industrial sectors and in the PRC as a whole.


15.	FINANCIAL INSTRUMENTS

The carrying values of financial instruments, including cash and cash equivalents and short-term borrowings, were equal to their approximate fair value as of September 30, 1997 because of the relatively short maturities of these investments. At September 30, 1997 the fair value of bank loans and interest free loan from PRC joint venture partner were approximately $1,451 and $2,095 respectively, estimated based on the discount rate the seller would pay to a credit-worthy third party to assume its obligation.


16.	EMPLOYEE RETIREMENT BENEFITS

All the subsidiary's full-time employees are entitled to a retirement pension calculated with reference to their basic salaries on retirement and their length of service in accordance with a government managed pension plan.
 The PRC government is responsible for the pension obligations of retired staff. The PRC subsidiary is required to make contributions to the state retirement plan at 15-25% of the monthly salaries of the current full-time employees subject to local authorities' discretion. Employees are required to make contributions at 2% of their basic salary. Contract and part-time employees are not entitled to such benefits. The expense of such arrangements to the subsidiary was immaterial for the period. The Company and its subsidiaries are not obligated under any other post-retirement plans and post-employment benefits are not material.


17.	SEGMENT INFORMATION AND CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company through its PRC subsidiary is engaged in one industry segment, the manufacture and sale of coal products in the PRC where the PRC subsidiary's operations are located. One customer, Mudanjiang No. 2 Power Plant of Heilongjiang Province, PRC, accounted for 72% of net sales for the nine months ended September 30, 1997. No customer accounted for more than 10% of trade accounts receivable as of September 30, 1997.




                              					SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.






	                                				  China Energy Resources Corporation








	                                    	 By:      /s/Gongquan Wang
							                                Chairman of the Board and President

Dated: December 15, 1997